      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 1995
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             VLSI TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                   1109 MCKAY DRIVE           94-2597282
(State or other jurisdiction of      SAN JOSE, CALIFORNIA     (I.R.S. Employer
incorporation or organization)             95131             Identification No.)
                                      Telephone: (408)
                                          434-3100

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ALFRED J. STEIN
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                               SAN JOSE, CA 95131
                           TELEPHONE: (408) 434-3100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

      LARRY W. SONSINI, Esq.                 CHRISTOPHER L. KAUFMAN, Esq.
        JOHN A. FORE, Esq.                      BRUCE R. LEDESMA, Esq.
Wilson, Sonsini, Goodrich & Rosati                 Latham & Watkins
     Professional Corporation             505 Montgomery Street, Suite 1900
        650 Page Mill Road                 San Francisco, California 94111
 Palo Alto, California 94304-1050                   (415) 391-0600
          (415) 493-9300

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
                           --------------------------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED          PROPOSED
                                                                    MAXIMUM           MAXIMUM
                                                   AMOUNT           OFFERING         AGGREGATE         AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES             TO BE             PRICE            OFFERING        REGISTRATION
              TO BE REGISTERED                 REGISTERED (1)     PER UNIT (2)       PRICE (2)            FEE
Common Stock, $0.01 par value...............     2,613,636          $26.875         $70,241,468         $24,221

(1) Maximum number of shares issuable upon conversion of a maximum of $57,500,000 outstanding aggregate principal amount of the Company's 7% Convertible Subordinated Debentures due May 1, 2012. Includes Preferred Share Purchase Rights associated with the Common Stock.
(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Common Stock as reported on the Nasdaq Stock Market on June 28, 1995, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS
                                2,613,636 SHARES

                                     [LOGO]
                                  COMMON STOCK

    The 2,613,636 shares of Common Stock, $0.01 par value ("Common Stock"), of VLSI Technology, Inc. (the "Company") offered hereby are the maximum number of shares of Common Stock issuable upon conversion of its outstanding 7% Convertible Subordinated Debentures due May 1, 2012 (the "Debentures").

    On July 6, 1995, the Company called for redemption on August 7, 1995 (the "Redemption Date") the $57,500,000 outstanding aggregate principal amount of its Debentures at a redemption price of 101.4% of the principal amount plus accrued interest of $18.86 from May 1, 1995 to the Redemption Date for each $1,000 principal amount Debenture, making a total of $1,032.86 payable for each such $1,000 principal amount (the "Redemption Payment"). THE RIGHT TO CONVERT THE DEBENTURES INTO SHARES OF COMMON STOCK EXPIRES AT 5:00 P.M. NEW YORK CITY TIME, ON AUGUST 4, 1995 (THE "CONVERSION EXPIRATION DATE"). Thereafter, no further conversion of Debentures may be made, and any Debentures not duly surrendered for conversion prior to the close of business on the Conversion Expiration Date or for redemption prior to the close of business on the Redemption Date shall become due and cease to accrue interest.

    The Company has made arrangements with Bear, Stearns & Co. Inc. and Hambrecht & Quist LLC (collectively, the "Purchasers") pursuant to which the Purchasers have agreed, subject to certain conditions, to purchase from the Company the shares of Common Stock that otherwise would have been delivered upon conversion of Debentures that are not duly surrendered for conversion on or prior to the Conversion Expiration Date. Such shares of Common Stock will be purchased by the Purchasers at $22.72 per share, for an aggregate purchase price equal to the aggregate Redemption Payment for those Debentures. The proceeds will be used by the Company to redeem Debentures. The Purchasers also may purchase Debentures in the open market or otherwise prior to the Conversion Expiration Date and have agreed to surrender for conversion Debentures so purchased by them and any additional Debentures beneficially owned by them.

    Prior to the Redemption Date, the Purchasers may offer Common Stock, including shares acquired through the purchase and conversion of Debentures, directly to the public at prices set from time to time by the Purchasers and to dealers at such prices less a selling concession to be determined by the Purchasers. Prior to the Redemption Date, it is intended that each such price when set will not exceed the greater of the last sale or current asked price of the Common Stock on the Nasdaq Stock Market plus a dealer's concession, and the offering price will not be increased more than once in any calendar day. After the Redemption Date, the Purchasers may offer Common Stock at a price or prices to be determined, but which it is presently intended will be determined in conformity with the preceding sentence. Sales of Common Stock by the Purchasers may be made on the Nasdaq Stock Market in block trades or in privately negotiated transactions. In effecting such transactions, the Purchasers may realize profits or losses independent of their compensation described under "Standby Arrangements." Pursuant to such standby arrangements, the Company has agreed to pay the Purchasers a standby fee of $600,000, plus an amount ranging from no fee to $0.85 per share purchased by the Purchasers depending upon the number of shares issuable upon conversion of the Debentures that the Purchasers are required to purchase. The Purchasers have agreed to pay the Company 50% of the amount by which the net proceeds realized by the Purchasers in the sale of shares so purchased from the Company exceed the purchase price paid for such shares by the Purchasers; there is no such profit sharing with respect to proceeds realized by the Purchasers in the sale of shares not so purchased, including shares issued upon conversion of Debentures held by the Purchasers. The Company has agreed to indemnify the Purchasers against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Standby Arrangements."

    The Common Stock and the Debentures are quoted on the Nasdaq Stock Market. On July 3, 1995, the last reported sale price of the Common Stock on the Nasdaq Stock Market was $29.625 per share. A holder of Debentures who converted such Debentures on July 3, 1995 would have received Common Stock having a market value of $1,346.59 for each $1,000 principal amount of Debentures converted (including cash, if any, received in lieu of fractional shares) based on the last reported sales price on the Nasdaq Stock Market as of such date. If the Debentures were surrendered for redemption on the Redemption Date, such holder would receive $1,032.86 for each $1,000 principal amount of Debentures. WHILE NO ASSURANCE CAN BE GIVEN AS TO FUTURE PRICES FOR THE COMMON STOCK, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $22.72 PER SHARE, UPON CONVERSION OF THEIR DEBENTURES, HOLDERS WILL RECEIVE COMMON STOCK AND CASH FOR FRACTIONAL SHARES HAVING AN AGGREGATE MARKET PRICE (WITHOUT GIVING EFFECT TO COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED ON SALE) EQUAL TO OR GREATER THAN THE REDEMPTION PAYMENT. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time, and the holders should expect to incur various expenses of sale if the Common Stock received upon conversion of the Debentures is sold.

                           --------------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
     COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON THE
       ACCURACY OR ADEQUACY  OF THIS PROSPECTUS.  ANY REPRESENTATION  TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

BEAR, STEARNS & CO. INC.                                       HAMBRECHT & QUIST

                  THE DATE OF THIS PROSPECTUS IS JULY 6, 1995.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed by VLSI with the Commission (File No. 0-11879) pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1994.

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

    3. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on April 20, 1984, as amended, and the description of the Company's Preferred Share Purchase Rights issued and issuable pursuant to its stockholder rights plan, contained in the Registration Statement on Form 8-A filed with the Commission on November 20, 1989, as amended.

    In addition, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock shall be deemed to be incorporated by reference in this Prospectus from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Gregory K. Hinckley, Vice President, Finance, and Chief Financial Officer at the principal executive offices of VLSI Technology, Inc., 1109 McKay Drive, San Jose, California 95131 or by telephone at (408) 434-3100.
                           --------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND/OR THE DEBENTURES AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                           --------------------------

    The VLSI name and logo, Polar-TM- and FSB are trademarks of the Company. This Prospectus also includes trademarks of companies other than VLSI.

    The following companies are mentioned in this Prospectus: Alcatel Alsthom Compagnie Generale d'Electricite ("Alcatel"), AT&T Corp. ("AT&T"), Apple Computer, Inc. ("Apple"), Cadence Design Systems, Inc. ("Cadence"), Chips and Technologies, Inc. ("Chips and Technologies"), Cisco Systems, Inc. ("Cisco"), Compaq Computer Corporation ("Compaq"), DSC Communications Corporation ("DSC"), Digital Equipment Corporation ("DEC"), Telefonaktiebolaget LM Ericsson ("Ericsson"), Hewlett-Packard Company ("Hewlett-Packard"), Hitachi, Ltd. ("Hitachi"), Hughes Corporation ("Hughes"), Intel Corporation ("Intel"), International Business Machines Corporation ("IBM"), LSI Logic Corporation ("LSI"), Matsushita Electric Industrial Co., Ltd. ("Matsushita"), Mentor Graphics Corporation ("Mentor Graphics"), Motorola, Inc. ("Motorola"), National Semiconductor Corporation ("National Semiconductor"), NEC Corporation ("NEC"), Newbridge Networks Corporation ("Newbridge"), NexGen, Inc. ("NexGen"), Oak Technology, Inc. ("Oak Technology"), Packard Bell Electronics, Inc. ("Packard Bell"), Pioneer Electronic Corporation ("Pioneer"), Rockwell International Corporation ("Rockwell"), Sagem SA ("Sagem"), Silicon Graphics, Inc. ("Silicon Graphics"), Sony Corporation ("Sony"), Tellabs, Inc. ("Tellabs"), Texas Instruments Incorporated ("Texas Instruments" or "TI"), Thomson Consumer Electronic ("Thomson"), Toshiba Corporation ("Toshiba") and UB Networks, Inc. ("UB Networks").

                                  THE COMPANY

    VLSI is a leader in the design, manufacture and sale of highly complex application specific integrated circuits ("ASICs") -- custom designed chips for an individual customer -- and application specific standard products ("ASSPs")
- -- semi-custom chips designed for a particular market application that may be used by several different customers. The Company targets high-volume markets in which it has built significant expertise and can use its library of proprietary cells and highly integrated building blocks to assist customers in designing products and bringing them to market rapidly. VLSI's target markets include the
computing,   communications  and   consumer  and   entertainment  markets.  VLSI
emphasizes high performance applications where its products are critical elements of complex electronic systems. VLSI targets key OEM customers who are leaders in their respective industries. The Company's major customers include Compaq, Apple, Ericsson, Hewlett-Packard, Tellabs, Alcatel and Silicon Graphics.

    VLSI  produces a  significant portion  of its  wafers (approximately  73% in
1994) at its own facilities and augments internal manufacturing capacity with the foundry services of third-party wafer subcontractors. The Company believes that this strategy improves quality, cost-effectiveness, responsiveness to customers, access to capacity, ability to implement leading edge process technology and time to market, as compared to semiconductor companies that lack fabrication facilities. The semiconductor industry is, however, currently facing capacity constraints in wafer manufacturing and the availability of third-party wafer foundries has diminished significantly. Due to this manufacturing capacity shortage, as well as increased customer demand, the Company is seeking to accelerate the expansion and upgrading of its internal and external manufacturing capacity.

    Through its subsidiary, COMPASS Design Automation, Inc. ("COMPASS"), VLSI offers an integrated suite of electronic design automation ("EDA") software tools, foundry-flexible libraries and support services for use by systems and circuit designers at other semiconductor and systems companies, as well as at the Company, in creating complex integrated circuits.

    The Company's principal executive offices are located at 1109 McKay Drive, San Jose, California 95131, and the Company's telephone number is (408) 434-3100.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                          FISCAL YEAR (1)                           QUARTER ENDED (2)
                                          ------------------------------------------------  ----------------------------------
                                          1990 (3)    1991    1992 (4)  1993 (5)    1994      APRIL 1, 1994     MARCH 31, 1995
                                          --------  --------  --------  --------  --------  -----------------   --------------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenues..........................  $324,828  $413,376  $428,498  $515,946  $587,091      $138,123           $163,035
  Operating income (loss)...............    (6,062)   23,173   (19,282)   27,082    46,749         8,348             15,631
  Net income (loss).....................   (12,740)    9,873   (32,217)   15,883    31,697         5,361             10,250
  Fully diluted net income (loss) per
   share................................  $  (0.52) $   0.37  $  (1.12) $   0.45  $   0.85      $   0.15           $   0.26
  Weighted average common and common
   equivalent shares outstanding........    24,339    26,657    28,865    35,276    37,446        36,802             41,798

                                                                                     MARCH 31, 1995
                                                                     ----------------------------------------------
                                                                                                      PRO FORMA
                                                                      ACTUAL     PRO FORMA (6)     AS ADJUSTED (7)
                                                                     ---------  ----------------  -----------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital..................................................  $ 137,914     $  231,653         $ 232,496
  Total assets.....................................................    504,537        598,276           596,264
  Short-term debt, including current portion of long-term
   obligations.....................................................     13,946         13,946            13,946
  Long-term debt and noncurrent capital lease obligations..........     94,108         94,108            36,608
  Stockholders' equity.............................................    267,266        361,005           418,196

- ------------------------------
(1) From 1990 through 1993, VLSI's fiscal year end was the last Saturday of December. In 1994, the Company changed its fiscal year end to the last Friday of December. The actual dates of the Company's fiscal year ends in the table above are December 29, 1990, December 28, 1991, December 26, 1992, December 25, 1993 and December 30, 1994. The fiscal year ended December 30, 1994 was a 53-week year. The current fiscal year is a 52-week year ending on December 29, 1995.

(2) The quarter ended April 1, 1994 was a 14-week quarter. The quarter ended March 31, 1995 was a 13-week quarter.

(3) Includes a special charge of $12.8 million reflecting the estimated cost of corporate reorganization related to exiting the memory business.

(4) Includes a special charge of $22.5 million related to the de-emphasis of older technologies, costs of streamlining sales distribution channels, costs of relocating certain offices, writedowns of nonperforming assets and costs associated with intellectual property matters.

(5) Includes a special charge of $1.0 million representing a write-off of purchased in-process research and development expenses related to the acquisition of certain assets.

(6) Adjusted to reflect the sale of the 3,450,000 shares of Common Stock sold in connection with a public offering of the Company's Common Stock in June 1995 at a public offering price of $28.625 per share (the "Public
     Offering). The estimated net proceeds of the Public Offering have been added to working capital pending their use.

(7) Adjusted to reflect estimated net proceeds of the Public Offering, the conversion of all Debentures outstanding as of March 31, 1995, the estimated fees paid to the Purchasers under the standby arrangements, the unamortized debt issuance costs related to the Debentures, the interest accrued on the Debentures and other expenses related to the transaction.

                                  RISK FACTORS

    FLUCTUATIONS IN OPERATING RESULTS. The Company believes that its future operating results will be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, price erosion, competitive factors, fluctuations in manufacturing yields, the timing of new product introductions, changes in product mix, the availability and extent of utilization of manufacturing capacity, product obsolescence, scheduling, rescheduling and cancellation of large orders, the ability to develop and implement new technologies, changes in effective tax rates and litigation expenses. The Company's COMPASS subsidiary, like other companies in the EDA business, is particularly subject to significant fluctuations in revenues due to limited backlog and its reliance on large orders placed late in the quarter. The Company increases its level of operating expenses and investment in manufacturing capacity in anticipation of future growth in revenues. To the extent this revenue growth does not materialize, the Company's operating results would be adversely affected. In circumstances where the Company is operating at less than full capacity or has targeted a market segment as a long-term strategic focus, the Company may choose, in the face of severe pricing pressure, to manufacture products at low or no profitability. The Company's second quarter financial results will be adversely affected by a $19.4 million charge to earnings relating to a May 1995 verdict against VLSI in a patent infringement lawsuit. See "-- TI Litigation; Intellectual Property Matters" and "Recent Developments -- TI Litigation."

    MANUFACTURING CAPACITY LIMITATIONS. The Company's manufacturing facilities are operating at capacity. As a result, VLSI's growth is constrained and the Company has experienced difficulty in meeting some delivery dates requested by customers. Prolonged inability of VLSI to deliver products in a timely manner could result in the loss of customers and materially adversely affect results of operations. In addition, the Company is experiencing manufacturing inefficiencies associated with the operation of its facilities at capacity while simultaneously working to expand or upgrade that capacity. Significant lead time is required to acquire and install additional wafer fabrication equipment. To the extent that the Company is unable to procure and install such equipment in a timely manner, the increase in wafer production capacity at its facilities would be delayed.

    In addition, available third-party wafer fabrication, assembly, testing and packaging capacity has become very limited in recent months. The Company relied on two outside suppliers for approximately 27% of its 1994 wafer production. Although the Company has ongoing relationships with these suppliers, the Company has only one contract for guaranteed capacity. The other supplier has notified the Company that it will sequentially reduce its allocation of wafers to VLSI from the third quarter of 1995 through the second quarter of 1996 and has indicated that it does not intend to supply wafers to the Company thereafter. There can be no assurance that such supplier will not further reduce its allocation to VLSI. The Company will be required to find alternative sources of wafer supply to replace the capacity previously provided by such supplier. If the Company is unable to replace such wafer supplier, its sales of products would be diminished, which could have a material adverse impact on the Company's operations. In addition, the Company relies on three suppliers for almost all assembly operations and a significant portion of test operations and any reduction in allocation from these suppliers would adversely affect the Company's operations.

    MANUFACTURING RISKS. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps and requiring production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. The Company may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with any expansion of its capacity or change in its processing steps. For example, in late 1992, the Company switched processes at one step in the manufacturing line, which caused certain VLSI chips to fail. The Company's replacement of these chips at no charge to the customers adversely affected results of operations in the first quarter of 1993.

    In addition to manufacturing in its own facilities, VLSI has wafer manufacturing arrangements with two integrated circuit manufacturing companies. These wafer subcontractors are themselves subject to all of the manufacturing risks that are applicable to VLSI's own wafer manufacturing operations. The Company also subcontracts virtually all of its integrated circuit packaging and a significant portion of its final testing to third parties, principally ANAM Industrial Company in Korea, ASE Corporation in Taiwan, Advanced Semiconductor Assembly Technology in Hong Kong and Mitsui Incorporated in Japan. In addition, the Company's foreign subcontract manufacturing arrangements are subject to risks such as changes in government policies, transportation delays, increased tariffs, fluctuations in foreign exchange rates, and export and tax controls. Any problems experienced in obtaining acceptable wafers from third party wafer subcontractors on a timely basis to augment the Company's internal manufacturing capacity or in the integrated circuit packaging, assembly and test operations performed by subcontractors could delay shipments of the Company's products and materially adversely affect the Company's results of operations.

    The Company's success is also dependent upon its ability to develop and implement new manufacturing process technologies. Semiconductor design and process methodologies are subject to rapid technological change, requiring large expenditures for research and development. Most of the Company's products are currently manufactured using sub-micron CMOS processes. The Company believes that the transition to smaller geometry process technologies will be important to remaining competitive. The Company is in the process of expanding and upgrading its manufacturing facility in San Jose, California to convert production to a 6-inch CMOS wafer process. The Company's San Antonio facility, which is currently using both 0.6-micron and 0.8-micron processes, is being converted to 100% 0.5-micron CMOS process capability. These conversion activities could result in a disruption to the facilities' manufacturing cycles, thereby lowering the output of the facilities as well as wafer yields. Any lack of success of the Company's facilities conversion efforts would have a material adverse effect on future operating results and, in particular, delay of planned increased production of 6-inch CMOS wafers at the San Jose facility, currently scheduled for the third quarter of 1995, could adversely affect near-term results.

    The Company is party to a joint development agreement with Hitachi, which expires in 1997. Under such agreement, the Company and Hitachi work together to develop advanced sub-micron processes for the manufacture of integrated circuits. In addition, the Company is dependent on Hitachi for assistance in developing other state-of-the-art manufacturing processes. Any failure or disruption of the Company's joint development activities could have a material adverse effect upon the Company's ability to implement state-of-the-art manufacturing processes.

    The Company's San Jose facility, which accounted for approximately 42% of its total internal production in the first quarter of 1995, is located near major earthquake faults and in an area that has in the recent past experienced an extended drought. Even though the Company utilizes both of its fabrication plants and two subcontractors to manufacture its wafers and has the ability to shift manufacturing from one plant to another for many of its products, disruption of operations at either of the Company's production facilities or at those of its subcontractors for any reason, such as fire or earthquake, would cause delays in shipments until the Company could shift the products from the affected facility or subcontractor to another facility.

    FUTURE CAPITAL NEEDS. Semiconductor companies such as VLSI have substantial ongoing capital requirements to obtain internal or external manufacturing capacity. In order to remain competitive, the Company must continue to make significant investments in capital equipment and expansion of facilities, as well as in research and development. Development and implementation of sub-micron manufacturing processes is particularly capital intensive, requiring significant investments in new state-of-the-art equipment. The Company currently anticipates that its capital expenditures for 1995 will be approximately $200 million. The Company believes that the net proceeds from the sale of the Common Stock in the Public Offering, together with existing cash balances, cash flow from operations, available equipment financing and proceeds from the expected exercise by Intel of its warrant for an aggregate exercise price of approximately $31.3 million, will be sufficient to meet the Company's liquidity and capital requirements through 1996. However, the Company is currently exploring methods of increasing both its internal and external manufacturing capacity. As a result, the Company may be required or choose to seek additional equity or debt financing to fund further expansion of its internal or external wafer fabrication capacity or for other purposes. The timing and amount of such capital requirements cannot be precisely determined and will depend on a number of factors, including demand for the Company's products, product mix, changes in semiconductor industry conditions and competitive factors. There can be no assurance that such additional financing will be available when needed or, if available, will be on satisfactory terms. The failure to obtain financing would hinder the Company's ability to make continued investments in capital equipment and facilities, which could materially adversely affect the Company's results of operations.

    DEPENDENCE ON PERSONAL COMPUTER INDUSTRY. The Company estimates that total sales to the personal computer market during 1994 represented approximately 47% of the Company's net revenues. With five of the Company's top ten customers in 1994 operating in the personal computer industry, a deterioration of business conditions in the personal computer industry would have a material adverse effect on VLSI's operations. The personal computer market is volatile and is subject to significant shifts in demand and severe pricing pressures. In addition, the market for the Company's personal computer devices is characterized by rapid technological change and product obsolescence. The Company's results in the PC market will also be dependent in part on the Company's ability to respond quickly to new microprocessor architectures adopted by major OEMs. The Company's need to anticipate customer product transitions also leads to potential inventory exposure, which could adversely affect the Company's financial results.

    CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY. The semiconductor industry has historically been characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns, which in some cases have lasted for more than a year, have been characterized by diminished product demand, production over-capacity and subsequent accelerated erosion of average sales prices. The Company, like other semiconductor manufacturers with fabrication facilities, has high fixed costs for its manufacturing facilities and believes that its operating results were adversely affected by an industry-wide downturn in the demand for semiconductors in 1990. This downturn coincided with the recession in the U.S. economy and slower growth in various electronics industries using semiconductors, including market segments in which the Company was engaged at the time.

    NEW PRODUCT RISKS. The Company's future success depends on its ability to continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. New product development often requires long-term forecasting of market trends, development and implementation of new processes and technologies and substantial capital commitments. If the Company is unable to design, develop, manufacture and market new products successfully and in a timely manner, its operating results will be materially adversely affected. No assurance can be given that the Company's product and process development efforts will be successful or that new products will achieve market acceptance. For example, the Company expended considerable financial and technical resources during 1993 and part of 1994 toward the development of its Polar product, a device intended for the handheld computer market integrating Intel's 386SL microprocessor. Because the handheld market developed more slowly than initial expectations, the Company and Intel, its partner in the Polar development effort, canceled the Polar project and terminated the amended July 8, 1992 Technology Agreement between the companies.

    COMPETITION. The semiconductor industry in general and the markets in which the Company competes in particular are intensely competitive, exhibiting both rapid technological change and ongoing price erosion as technologies mature. The Company competes with large domestic and foreign companies that have substantially greater financial, technical, marketing and management resources than the Company, such as AT&T, IBM, Intel, LSI, Motorola, TI and Toshiba. Competition is particularly intense in X86 core logic chip sets where Intel, a dominant supplier of microprocessors to the PC industry, has become the major supplier of Pentium PC chip sets, as well as motherboards, which is likely to cause increased pricing and margin pressure on such chip sets. Competition faced by COMPASS in the EDA market comes primarily from a few large established vendors, such as Cadence and Mentor Graphics. There is no assurance that the Company will be able to compete successfully in the future.

    CONCENTRATION OF CUSTOMER BASE. Approximately two-thirds of the Company's net revenues for 1994 were derived from sales to its top 20 customers, a large percentage of which are in the personal computer business. As a result of the concentration of the Company's customer base, loss or cancellation of business from any of these major customers, significant changes in scheduled deliveries to any of these customers or decreases in the prices of products sold to any of these customers could materially adversely affect the

Company's results of operations. These risks of customer concentration are exacerbated by the fact that the Company's agreements with its customers for the purchase of products are generally terminable by such customers at any time and permit customers to cancel orders previously placed for the Company's products without penalty. For example, in the fourth quarter of 1993, Apple, which accounted for 19% of 1993 net revenues, postponed and, in certain cases, canceled, approximately $20 million of shipments originally planned for delivery in 1994, adversely affecting VLSI's 1994 results of operations. Shipments to another customer, Compaq, accounted for 22% of net revenues in 1994 and 11% of net revenues in the first quarter of 1995.

    TI LITIGATION; INTELLECTUAL PROPERTY MATTERS. The Company is one of three defendants in a major patent infringement suit brought by Texas Instruments with respect to patents that have now expired, which suit resulted in a May 1995 jury verdict against VLSI for damages of $19.4 million. The Company intends to contest the verdict. However, the Company will record a charge to earnings of $19.4 million in the second quarter of 1995. Based on the jury's finding that the alleged infringement was intentional, TI has requested that the judge award enhanced damages, pre-judgment interest and attorneys' fees. In the event that enhanced damages (which by statute may be as high as treble damages), pre-judgment interest and/or attorneys' fees are awarded, the judgment could result in a material reduction in liquidity, as well as an increased impact on the Company's reported results of operations. See "Recent Developments -- TI Litigation."

    The semiconductor industry is generally characterized by vigorous protection and pursuit of intellectual property rights and positions, which have on occasion resulted in protracted litigation that utilizes cash and management resources, which can have a significant adverse effect on operating results. There can be no assurance that additional intellectual property claims will not be made against the Company in the future or that the Company will not be prohibited from using the technologies subject to such claims or be required to obtain licenses and make corresponding royalty payments for past or future use. There can be no assurance that any such licenses could be obtained on commercially reasonable terms.

    AVAILABILITY OF RAW MATERIALS. Raw materials essential to the Company's business are generally available from multiple sources. However, due to increased levels of demand, there may be an industrywide shortage of raw silicon wafers. A prolonged inability to obtain silicon wafers or any other raw materials could have a material adverse impact on the Company's business.

    ENVIRONMENTAL REGULATIONS. The Company is subject to a variety of federal, state and local governmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Increasing public attention has been focused on the environmental impact of semiconductor manufacturing operations. The Company's San Jose, California facilities are located near residential areas, which could increase the incidence of environmental complaints or investigations. There can be no assurance that changes in environmental regulations will not impose the need for additional capital equipment or other requirements. Any failure by the Company to control the use of, or adequately to restrict the discharge of, hazardous substances under present or future regulations could subject VLSI to substantial liability or could cause its manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's operating results.

    VOLATILITY OF STOCK PRICE. The Company's Common Stock has experienced and can be expected to experience substantial price volatility. In addition, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market price of many technology companies and which have often been unrelated to the operating performance of those companies. See "Price Range of Common Stock and Dividend Policy."

    EFFECT OF POTENTIAL STOCK SALES. Intel has the right to demand registration of 2,677,604 shares of Common Stock issuable upon exercise of a fully exercisable warrant. Such rights may be exercised by Intel at any time, subject to the Company's ability to delay registration for 90 days if Intel makes the demand during an offering by the Company or if the Company initiates an offering within 30 days of Intel's demand. There can be no assurance that Intel will not elect to exercise its demand right during or shortly after this offering, which election could adversely affect the market price of the Company's Common Stock. In addition, as of

March 31, 1995, approximately 3,742,984 vested and unvested shares of the Company's Common Stock (the "Option Shares") were subject to employee and director stock options having exercise prices below the market price of the Common Stock shown on the cover page of this Prospectus. Many optionees may choose to exercise their options and sell the Common Stock acquired upon exercise in the coming months due to the significant spread between the exercise prices and current market prices. Shares of the Company's Common Stock are currently trading in excess of the conversion price of the Debentures, which have been called for redemption. See "Redemption of Debentures and Expiration of Conversion Privilege." Such redemption call is expected to lead to the conversion of most, if not all, of the Debentures. Sales of large numbers of shares by Intel, optionees, Debenture holders who convert into Common Stock or others may have a depressing effect on the market price for the Company's Common Stock. See "Capitalization."

                                USE OF PROCEEDS

    There will be no proceeds to the Company from the issuance of the Common Stock upon conversion of Debentures by the holders thereof. The net proceeds from the sale of any Common Stock to the Purchasers pursuant to the standby arrangements described herein will be used to effect redemption of any Debentures not tendered for conversion. Any additional proceeds from the sale of Common Stock pursuant to the standby arrangements described herein will be added to working capital and used for general business purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Company's Common Stock has been traded on the over-the-counter market under the Nasdaq Stock Market symbol VLSI since the Company's initial public offering in 1983. The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock on the Nasdaq Stock Market. The last reported sale price for the Common Stock of the Company on July 3, 1995 as reported by the Nasdaq Stock Market is set forth on the cover page of this Prospectus. At March 31, 1995, the Company had approximately 1,695 holders of record of its Common Stock and 36,871,246 shares outstanding. See also "Risk Factors -- Volatility of Stock Price" and "-- Effect of Potential Stock Sales."

                                                                                    HIGH      LOW
                                                                                    -----    -----
1992:
  First Quarter..................................................................   $10      $ 7 1/2
  Second Quarter.................................................................     9 1/8    6 7/8
  Third Quarter..................................................................     8 1/2    6 1/8
  Fourth Quarter.................................................................     8        7
1993:
  First Quarter..................................................................   $ 8 7/8  $ 6 3/4
  Second Quarter.................................................................     8 7/8    6 1/2
  Third Quarter..................................................................    18 5/8    9 1/2
  Fourth Quarter.................................................................    18 5/8    9 3/4
1994:
  First Quarter..................................................................   $16      $ 9 5/8
  Second Quarter.................................................................    15 3/8   12 1/8
  Third Quarter..................................................................    15 15/16  11
  Fourth Quarter.................................................................    13 1/8   10 1/2
1995:
  First Quarter..................................................................   $18 3/16 $11 11/16
  Second Quarter.................................................................    30 1/8   16 3/4
  Third Quarter (through July 3, 1995)...........................................    29 5/8   29 5/8

    The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain all cash for use in the operation and expansion of the Company's business and does not anticipate paying any cash dividends in the near future. Certain of VLSI's debt agreements prohibit the payment of dividends without the lender's consent.

                                 CAPITALIZATION

    The following table sets forth the capitalization and short-term debt of the Company at March 31, 1995, pro forma to give effect to the Public Offering and pro forma as adjusted to give effect to the Public Offering and the conversion of all of the Debentures into Common Stock. To the extent that any Debentures are redeemed for cash, the Company would recognize a loss on the extinguishment of the Debentures equal to the premium paid plus a pro rata portion of the unamortized debt issuance costs. In addition, paid-in capital will be adjusted for the fees paid to the Purchasers under the standby arrangements and other expenses related to the transaction net of the Company's share of any profits realized on sales of shares of Common Stock purchased from the Company pursuant to the terms of the standby arrangements.

                                                                                     MARCH 31, 1995
                                                                        -----------------------------------------
                                                                                                     PRO FORMA
                                                                          ACTUAL    PRO FORMA (1)  AS ADJUSTED(2)
                                                                        ----------  -------------  --------------
                                                                                     (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt...................................  $    7,703   $     7,703     $    7,703
  Current capital lease obligations...................................       6,243         6,243          6,243
                                                                        ----------  -------------  --------------
    Total short-term debt.............................................  $   13,946   $    13,946     $   13,946
                                                                        ----------  -------------  --------------
                                                                        ----------  -------------  --------------
Long-term debt:
  7% Convertible Subordinated Debentures due May 1, 2012..............  $   57,500   $    57,500     $        0
  Other long-term debt................................................      32,374        32,374         32,374
  Noncurrent capital lease obligations................................       4,234         4,234          4,234
                                                                        ----------  -------------  --------------
    Total long-term debt..............................................      94,108        94,108         36,608
                                                                        ----------  -------------  --------------
Stockholders' equity:
  Preferred Shares, $.01 par value, Authorized: 2,000,000 shares; no
   shares issued and outstanding......................................          --            --             --
  Common Stock, $.01 par value, Authorized: 99,000,000 shares; Issued and outstanding: 36,871,246 shares; 40,321,246 shares, pro forma
   and 42,934,882 shares pro forma as adjusted (3)....................         369           403            429
  Junior Common Stock, $.01 par value, Authorized: 1,000,000 shares;
   no shares issued and outstanding...................................          --            --             --
  Additional paid-in capital..........................................     233,486       327,191        384,356
  Retained earnings...................................................      33,411        33,411         33,411
                                                                        ----------  -------------  --------------
    Total stockholders' equity........................................     267,266       361,005        418,196
                                                                        ----------  -------------  --------------
      Total capitalization............................................  $  361,374   $   455,113     $  454,804
                                                                        ----------  -------------  --------------
                                                                        ----------  -------------  --------------

- ------------------------
(1)  Adjusted to reflect estimated net proceeds of the Public Offering.

(2) Adjusted to reflect estimated net proceeds of the Public Offering, the conversion of all Debentures outstanding as of March 31, 1995, the estimated fees paid to the Purchasers under the standby arrangements, the unamortized debt issuance costs related to the Debentures, the interest accrued on the Debentures and other expenses related to the transaction.

(3) Excludes (i) 1,740,691 shares of Common Stock subject to outstanding options under the Company's 1982 Incentive Stock Option Plan, which plan has expired as to future grants, (ii) 4,393,371 shares of Common Stock reserved for issuance upon exercise of stock options under the Company's 1992 Stock Plan, of which 1,877,293 shares are subject to outstanding options and 2,516,078 shares are available for future grant as of March 31, 1995, (iii) 523,838 shares of Common Stock reserved for issuance under the Company's employee stock purchase plan, (iv) 285,000 shares of Common Stock reserved for issuance upon exercise of stock options under the Company's 1986 Directors' Stock Option Plan, of which 125,000 shares are subject to outstanding options and 160,000 shares are available for future grant and
     (v) 2,677,604 shares of Common Stock reserved for issuance under a warrant granted to Intel.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The consolidated statement of operations data set forth below for the years ended December 26, 1992, December 25, 1993 and December 30, 1994 and the consolidated balance sheet data at December 25, 1993 and December 30, 1994 are derived from the financial statements of the Company, audited by Ernst & Young LLP, independent auditors, that are incorporated herein by reference, and are qualified by reference to such financial statements. The consolidated statement of operations data for the years ended December 29, 1990, and December 28, 1991, and the consolidated balance sheet data at December 29, 1990, December 28, 1991 and December 26, 1992 are derived from financial statements of the Company that also have been audited by Ernst & Young LLP but are not incorporated herein by reference. The financial data at March 31, 1995 and for the three-month periods ended April 1, 1994 and March 31, 1995 are derived from unaudited financial statements, which include all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations for these periods. Operating results for the three months ended March 31, 1995 are not necessarily indicative of the results that may be expected for future periods or for the year ending December 29, 1995. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein or incorporated herein by reference.

                                                 FISCAL YEAR (1)(2)                                QUARTER ENDED (3)
                              --------------------------------------------------------    -----------------------------------
                                1990        1991        1992        1993        1994       APRIL 1, 1994       MARCH 31, 1995
                              --------    --------    --------    --------    --------    ----------------     --------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net revenues..............  $324,828    $413,376    $428,498    $515,946    $587,091        $138,123            $163,035
  Cost of sales.............   215,757     275,414     293,392     327,774     356,858          86,940              98,961
                              --------    --------    --------    --------    --------        --------         --------------
    Gross profit............   109,071     137,962     135,106     188,172     230,233          51,183              64,074
  Operating expenses:
    Research and
     development............    35,521      39,167      50,442      65,431      78,889          18,705              20,668
    Marketing, general and
     administrative.........    66,862      75,622      81,446      94,651     104,595          24,130              27,775
    Special charge..........    12,750(4)       --      22,500(5)    1,008(6)       --              --                  --
                              --------    --------    --------    --------    --------        --------         --------------
  Operating income (loss)...    (6,062)     23,173     (19,282)     27,082      46,749           8,348              15,631
  Interest income and other
   expenses (net)...........     2,395      (1,161)     (3,282)      1,512       3,301             802                 881
  Interest expense..........    (9,073)     (9,234)     (9,053)     (8,063)     (8,343)         (2,004)             (1,862)
                              --------    --------    --------    --------    --------        --------         --------------
  Income (loss) before
   provision for taxes on
   income...................   (12,740)     12,778     (31,617)     20,531      41,707           7,146              14,650
  Provision for taxes on
   income...................        --       2,905         600       4,648      10,010           1,785               4,400
                              --------    --------    --------    --------    --------        --------         --------------
  Net income (loss).........  $(12,740)   $  9,873    $(32,217)   $ 15,883    $ 31,697        $  5,361            $ 10,250
                              --------    --------    --------    --------    --------        --------         --------------
                              --------    --------    --------    --------    --------        --------         --------------
  Fully diluted net income
   (loss) per share.........  $  (0.52)   $   0.37    $  (1.12)   $   0.45    $   0.85        $   0.15            $   0.26
                              --------    --------    --------    --------    --------        --------         --------------
                              --------    --------    --------    --------    --------        --------         --------------
  Weighted average common
   and common equivalent
   shares outstanding.......    24,339      26,657      28,865      35,276      37,446          36,802              41,798


                                                 FISCAL YEAR (1)(2)                                QUARTER ENDED (3)
                              --------------------------------------------------------    -----------------------------------
                                1990        1991        1992        1993        1994       APRIL 1, 1994       MARCH 31, 1995
                              --------    --------    --------    --------    --------    ----------------     --------------
  Net revenues..............     100.0%      100.0%      100.0%      100.0%      100.0%          100.0%              100.0%
  Cost of sales.............      66.4        66.6        68.5        63.5        60.8            62.9                60.7
                              --------    --------    --------    --------    --------        --------         --------------
    Gross profit............      33.6        33.4        31.5        36.5        39.2            37.1                39.3
  Operating expenses:
    Research and
     development............      10.9         9.5        11.8        12.7        13.4            13.6                12.7
    Marketing, general and
     administrative.........      20.7        18.3        19.0        18.3        17.8            17.5                17.0
    Special charge..........       3.9(4)       --         5.2(5)      0.2(6)       --              --                  --
                              --------    --------    --------    --------    --------        --------         --------------
  Operating income (loss)...      (1.9)        5.6        (4.5)        5.3         8.0             6.0                 9.6
  Interest expense and
   other, net...............       2.0         2.5         2.9         1.3         0.9             0.8                 0.6
  Provision for taxes on
   income...................        --         0.7         0.1         0.9         1.7             1.3                 2.7
                              --------    --------    --------    --------    --------        --------         --------------
  Net income (loss).........      (3.9)%       2.4%       (7.5)%       3.1%        5.4%            3.9%                6.3%
                              --------    --------    --------    --------    --------        --------         --------------
                              --------    --------    --------    --------    --------        --------         --------------

                                                                           AT FISCAL YEAR END (1)
                                                              ------------------------------------------------        AT
                                                                1990      1991      1992      1993      1994    MARCH 31, 1995
                                                              --------  --------  --------  --------  --------  --------------
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $ 65,960  $ 76,127  $102,149  $114,423  $138,704     $137,914
  Total assets..............................................   327,340   364,018   368,208   412,223   490,216      504,537
  Short-term debt, including current portion of long-term
   obligations..............................................    34,945    39,661    15,707    14,606    15,516       13,946
  Long-term debt and non-current capital lease
   obligations..............................................    89,277    92,633    83,178    85,855    96,804       94,108
  Stockholders' equity......................................   147,110   161,628   185,008   212,508   255,430      267,266

- ----------------------------------
(1) From 1990 through 1993, VLSI's fiscal year end was the last Saturday of December. In 1994, the Company changed its fiscal year end to the last Friday of December. The actual dates of the Company's fiscal year ends in the table above are December 29, 1990, December 28, 1991, December 26, 1992, December 25, 1993 and December 30, 1994. The fiscal year ended December 30, 1994 was a 53-week year. The current fiscal year is a 52-week year ending on December 29, 1995.
(2) During 1994, the Company reclassified costs associated with its Technology Centers from research and development to cost of sales and marketing, general and administrative in order to make the presentation of the Company's financial statements more comparable with the financial statements of its closest competitors and to better reflect the nature of these costs. Amounts reclassified in 1990, 1991, 1992, 1993 and 1994 total $18.1 million, $18.8 million, $19.1 million, $18.4 million and $22.7 million, respectively. Cost of sales were increased $14.1 million, $14.7 million, $14.9 million, $14.2 million and $17.9 million for 1990, 1991, 1992, 1993 and 1994, respectively. Marketing, general and administrative expenses were increased $4.0 million, $4.1 million, $4.2 million, $4.2 million and $4.8 million for 1990, 1991, 1992, 1993 and 1994, respectively.
(3) The quarter ended April 1, 1994 was a 14-week quarter. The quarter ended March 31, 1995 was a 13-week quarter.
(4) Represents a special charge of $12.8 million reflecting the estimated cost of corporate reorganization related to exiting the memory business.
(5) Represents a special charge of $22.5 million related to the de-emphasis of older technologies, costs of streamlining sales distribution channels, costs of relocating certain offices, writedowns of nonperforming assets and costs associated with intellectual property matters.
(6) Represents a special charge of $1.0 million reflecting a write-off of purchased in-process research and development expenses related to the acquisition of certain assets.

                                    BUSINESS

    VLSI is a leader in the design, manufacture and sale of highly complex application specific integrated circuits ("ASICs") -- custom designed chips for an individual customer -- and application specific standard products ("ASSPs")
- -- semi-custom chips designed for a particular market application that may be used by several different customers. The Company targets high-volume markets in which it has built significant expertise and can use its library of proprietary cells and highly integrated building blocks to assist customers in designing products and bringing them to market rapidly. VLSI's target markets include the
computing,   communications  and   consumer  and   entertainment  markets.  VLSI
emphasizes high performance applications where its products are critical elements of complex electronic systems. VLSI targets key OEM customers who are leaders in their respective industries. The Company's major customers include Compaq, Apple, Ericsson, Hewlett-Packard, Tellabs, Alcatel and Silicon Graphics.

    VLSI  produces a  significant portion  of its  wafers (approximately  73% in
1994) at its own facilities and augments internal manufacturing capacity with the foundry services of third-party wafer subcontractors. The Company believes that this strategy improves quality, cost-effectiveness, responsiveness to customers, access to capacity, ability to implement leading edge process technology and time to market, as compared to semiconductor companies that lack fabrication facilities. The semiconductor industry is, however, currently facing capacity constraints in wafer manufacturing and the availability of third-party wafer foundries has diminished significantly. Due to this manufacturing capacity shortage, as well as increased customer demand, the Company is seeking to accelerate the expansion and upgrading of its internal and external manufacturing capacity.

    Through its subsidiary, COMPASS Design Automation, Inc. ("COMPASS"), VLSI offers an integrated suite of electronic design automation ("EDA") software tools, foundry-flexible libraries and support services for use by systems and circuit designers at other semiconductor and systems companies, as well as at the Company, in creating complex integrated circuits.

BUSINESS STRATEGY

    VLSI's objective is to design and manufacture highly-integrated, complex semiconductor devices that allow its customers to develop and bring to market higher value-added systems and products. Key elements in its strategy to achieve this objective include:

    - TARGET HIGH-VOLUME MARKETS. VLSI targets high-volume markets in which it has built significant expertise and can utilize its library of proprietary cells and high-level building blocks to assist customers in designing and bringing the customers' products to market rapidly. VLSI believes that this allows the Company to offer more value to the customer at higher gross margins for the Company.

    - FOCUS ON LARGE, INDUSTRY-LEADING OEM CUSTOMERS. VLSI focuses its manufacturing and research and development resources on products for OEM customers that are leaders in their respective industries. During 1994, approximately two-thirds of the Company's net revenues were derived from sales to its top 20 customers, including Compaq, Apple, Ericsson, Hewlett-Packard, Tellabs, Alcatel and Silicon Graphics.

    - EMPHASIZE STANDARD CELL ASICS AND ASSPS. VLSI emphasizes standard cell ASICs and ASSPs as compared to gate arrays and other design methodologies. The Company believes that the standard cell approach is a superior methodology for satisfying the size, performance and power consumption requirements of the highly complex products that form VLSI's target markets.

    - LEVERAGE LIBRARY OF STANDARD CELLS TO REDUCE CUSTOMERS' TIME TO MARKET. VLSI's Functional System Block ("FSB") library, an expanding collection of pre-designed cells and high-level building blocks, provides frequently used integrated circuit functions. The FSB library allows VLSI and its customers to more rapidly design and integrate products, thereby reducing VLSI's customers' time to market. VLSI's library of FSBs includes Graphics Controllers (LCD and CRT), a DES Encryption

      FSB, a PCI FSB, SCSI Controllers, an ARM RISC-based microprocessor (low power, high performance embedded control applications), power management, communications (including standards such as DECT, CT2, GSM and PHS), signal converters, forward error correction, digital demodulation, MPEG2 and digital signal processing.

    - PROVIDE ENGINEERING DESIGN SUPPORT. The Company seeks to differentiate itself from its competitors not only through the quality of its products, but also through the level of its technological support and service. VLSI operates a network of geographically dispersed Technology Centers where experienced engineers with a specific technical focus work with customers to develop designs for new products and to provide continuing after-sale customer support. In 1993, VLSI established a Customer Excellence program, which is designed to foster relationships with customers through the use of teams focused on elements such as customer satisfaction, manufacturing competence and technical excellence.

    - EMPLOY BOTH INTERNAL AND EXTERNAL MANUFACTURING CAPACITY. VLSI produces a significant portion of its wafers (approximately 73% in 1994) at its own facilities and augments internal manufacturing capacity with the foundry services of third-party wafer subcontractors. The Company believes that this strategy improves quality, cost-effectiveness, responsiveness to customers, access to capacity, ability to implement leading edge process technology and time to market, as compared to semiconductor companies that lack fabrication facilities. The semiconductor industry is, however, currently facing capacity constraints in wafer manufacturing and the availability of third-party wafer foundries has diminished significantly. Due to this manufacturing capacity shortage, as well as increased customer demand, the Company is seeking to accelerate the expansion and upgrading of its internal and external manufacturing capacity.

PRODUCTS AND MARKETS

    VLSI shipped over 2,000 different products in 1994. The following table illustrates certain current VLSI products, their applications and customers, all as selected by the Company in its discretion.

                      SELECTED VLSI PRODUCTS AND CUSTOMERS

                                                                                                    SELECTED
        TARGET MARKET                         SELECTED PRODUCTS AND DESCRIPTION                    CUSTOMER(S)
COMPUTING
ASICs and ASSPs for personal    Core logic chip sets for Pentium personal computers            AT&T, Compaq, DEC,
  computers, workstations and                                                                  Hewlett- Packard,
  mass storage application                                                                     Packard Bell
                                Core logic and multimedia ASICs for various Macintosh Power    Apple and Apple
                                  PC systems                                                   licensees
                                Core logic chip set for NexGen microprocessor                  NexGen
                                ASICs for Onyx high-end 3D Graphics and high volume            Silicon Graphics
                                  entry-level workstations
COMMUNICATIONS
ASICs and ASSPs for wireless    ASICs for Titan digital access cross connect system            Tellabs
  communication and network
  and voice application
                                ASICs and ASSPs for ATM and hub/router based solutions         Cisco, Newbridge,
                                                                                               UB Networks
                                ARM-based microcontroller for Marco-TM- wireless communicator  Motorola
                                                                                               Ericsson
                                Signal processing and call control chips for GSM phones
                                ASICs for digital subscriber loop and central office           Alcatel, DSC
                                  application
CONSUMER & ENTERTAINMENT
ASICs and ASSPs for digital     Forward error correction chip and QPSK demodulator for         Hughes, Matsushita,
  satellite and cable set top     satellite set top box                                        NEC, Pioneer,
  box, arcade and video game                                                                   Sagem, Sony,
  application                                                                                  Thomson
                                High performance encryption engine chip                        AT&T
EDA
Electronic design automation    Top-down design tools, which include ASIC Synthesizer-TM- and  National
  of complex ASICs, ICs and       Datapath Compiler-TM-                                        Semiconductor,
  ASSPs                                                                                        Oak Technology,
                                                                                               Silicon Graphics
                                Physical design tools, which include a floorplanning tool and  Rockwell
                                  a place and route tool                                       Tellabs, Thomson
                                Sub-micron physical library products                           Chips and
                                                                                               Technologies,
                                                                                               Hitachi, NEC, TI

                              RECENT DEVELOPMENTS

PUBLIC OFFERING OF COMMON STOCK

    In June 1995, the Company completed the public offering of an aggregate of 3,450,000 shares of its Common Stock (including 450,000 shares sold pursuant to the Underwriters' overallotment option) at a price to public of $28.625 per share and for aggregate proceeds to the Company of $94,064,250. Such proceeds will be used primarily for adding internal or external wafer fabrication capacity.

SALE OF STOCK BY INTEL

    In January and February 1995, Intel sold an aggregate of 5,355,207 shares of Common Stock of the Company that it had acquired pursuant to the Intel/VLSI Stock and Warrant Purchase Agreement dated July 8, 1992. As a result, Intel is no longer a stockholder of the Company, although it currently holds a fully exercisable warrant to purchase an aggregate of 2,677,604 shares of Common Stock at an exercise price of $11.69 per share and expiring in August 1995. See "Risk Factors -- Effect of Potential Stock Sales."

DEVELOPMENT OF 0.35-MICRON PROCESS TECHNOLOGY WITH HITACHI

    In April 1995, the Company and Hitachi announced the joint development of a new 0.35-micron process technology for ASICs. The Company believes that the new process technology will be used for ASICs in the computing, communications and consumer and entertainment markets. The Company's development and initial fabrication of ASICs using the 0.35-micron process is taking place at the Company's San Antonio, Texas facility. The Company and Hitachi are parties to a joint development agreement for the development of 0.35-micron and smaller geometry process technologies, which expires in 1997. See "Risk Factors -- Manufacturing Risks."

TI LITIGATION

    In July 1990, Texas Instruments filed two actions against the Company and four other defendants, Analog Devices, Inc., Integrated Device Technology, Inc. ("IDT"), LSI Logic Corporation and Cypress Semiconductor Corporation (the Company and such other defendants are collectively referred to as the "TI Defendants"). IDT settled its cases with TI in late December 1992.

    In the action filed before the United States International Trade Commission ("ITC"), TI sought to exclude from importation into the U.S. all TI Defendants' products manufactured outside the U.S. that allegedly utilize a plastic encapsulation process described in U.S. Patent No. 4,043,027 (the "027 patent"). On October 15, 1991, the Administrative Law Judge ("ALJ") found the 027 patent to be valid and infringed by the Company's old plastic encapsulation gating process. However, a new plastic encapsulation gating process developed and used by the TI Defendants was found not to infringe the 027 patent. In December 1991, the full ITC determined that it would not consider TI's appeal to overturn the ALJ's decision on noninfringement of the new process. The United States Court of Appeals for the Federal Circuit affirmed the ITC decision in March 1993. The 027 patent has since expired.

    TI also filed a patent infringement action against the TI Defendants in the United States District Court for the Northern District of Texas seeking an injunction against the sale and/or manufacture by the TI Defendants of products that allegedly infringe the 027 patent. The action also sought damages for alleged past infringement of the 027 patent and now expired U.S. Patent No. 43,716,764. A trial for this matter was held in April 1995, which resulted in a May 1995 verdict against VLSI for $19.4 million. The Company intends to contest the verdict. However, the Company will record a charge to earnings of $19.4 million in the second quarter of 1995. Based on the jury's finding that the alleged infringement was intentional, TI has requested that the judge award enhanced damages, pre-judgment interest and attorneys' fees. In the event that enhanced damages (which by statute may be as high as treble damages), pre-judgment interest and/or attorneys' fees are awarded, the judgment could result in a material reduction in liquidity, as well as an increased impact on the Company's reported results of operations.

                   REDEMPTION OF DEBENTURES AND EXPIRATION OF
                              CONVERSION PRIVILEGE

    The Company has called all its outstanding 7% Convertible Subordinated Debentures due May 1, 2012 (the "Debentures") for redemption on August 7, 1995 (the "Redemption Date") pursuant to the terms of the Indenture dated as of May 1, 1987 (the "Indenture"), between the Company and Citibank, N.A., as Trustee (the "Trustee"). As a result of the call for redemption, holders of the Debentures are entitled to receive from the Company upon redemption the sum of $1,014, plus accrued interest from May 1, 1995 to the Redemption Date in the amount of $18.86, for each $1,000 principal amount of Debentures. The total amount payable upon redemption for each $1,000 principal amount of Debentures is thus $1,032.86 (the "Redemption Payment"). After the Redemption Date, the Debentures will no longer be deemed to be outstanding, and all rights of the holders of the Debentures will cease, except the right to receive the Redemption Payment upon surrender of the Debentures to the Trustee.

ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES.

    Holders of the Debentures have the following alternatives, each of which should be carefully considered:

    1. CONVERSION OF DEBENTURES INTO COMMON STOCK. Until 5:00 p.m., New York City time, on August 4, 1995, one business day prior to the Redemption Date (the "Conversion Expiration Date"), the Debentures are convertible at the option of the holder, in part or in whole, at the conversion price of $22.00 per share, into approximately 45.45 fully paid and nonassessable shares of the Company's common stock, $0.01 par value (the "Common Stock"), for each $1,000 principal amount of Debentures. In the event such conversion would result in a fractional share of Common Stock, an amount equivalent to the value of the fraction will be paid in cash by the Company. Such amount will be determined on the basis of the last reported sales price as reported by the Nasdaq Stock Market on the day the Debentures are converted. On the basis of the closing price of the Common Stock as reported on the Nasdaq Stock Market on July 3, 1995 of $29.625, the approximately 45.45 shares have a value (including cash in lieu of the fractional share) equivalent to $1,346.59. No payment or adjustment will be made on conversion for interest accrued on the Debentures surrendered for conversion. Accordingly, any holder surrendering Debentures for conversion will not receive any interest with respect to such Debentures accrued since May 1, 1995.

    SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS AT LEAST $22.72 PER SHARE, A HOLDER OF THE DEBENTURES WHO CONVERTS WILL RECEIVE COMMON STOCK WITH A MARKET VALUE, PLUS CASH IN LIEU OF ANY FRACTIONAL SHARE, EQUAL TO OR GREATER THAN THE AMOUNT OF CASH THE HOLDER WOULD OTHERWISE BE ENTITLED TO RECEIVE UPON REDEMPTION. SEE "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS." HOLDERS OF DEBENTURES ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. THE CONVERSION RIGHT EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 4, 1995. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PAYMENT. IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET. NO ASSURANCE IS GIVEN AS TO THE PRICE OF THE COMMON STOCK AT ANY FUTURE TIME, AND THE HOLDERS SHOULD EXPECT TO INCUR VARIOUS EXPENSES OF SALE IF THE COMMON STOCK RECEIVED UPON CONVERSION OF THE DEBENTURES IS SOLD.

    2. REDEMPTION OF DEBENTURES ON AUGUST 7, 1995. Any Debentures that have not been converted into Common Stock on or prior to August 4, 1995, will be redeemed on the Redemption Date. Upon redemption a holder will receive $1,032.86 per $1,000 principal amount of Debentures (consisting of $1,014 per $1,000 principal amount plus accrued and unpaid interest thereon from May 1, 1995 to the Redemption Date of $18.86 per $1,000 principal amount). On and after the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive payment of the Redemption Payment upon surrender of their Debentures.

    3. SALE OF DEBENTURES THROUGH ORDINARY BROKERAGE TRANSACTIONS. Sales of Debentures may be made through open market brokerage transactions. After 5:00 p.m., New York City time, on August 4, 1995, no holder of Debentures will be entitled to convert Debentures into Common Stock. Holders of Debentures who wish to make sales should consult with their own brokers concerning if and when their Debentures should be sold.

MANNER OF CONVERSION

    To convert Debentures into Common Stock, the holder thereof must surrender such Debentures, duly endorsed or assigned to the Company, prior to 5:00 p.m., New York City time, on August 4, 1995, the last business day prior to the Redemption Date, to the Trustee as follows: if by hand or by mail, Citibank, N.A., 111 Wall Street, 5th Floor, New York, NY 10043, Attention: Corporate Trust Services; and give written notice (on the reverse of the Debenture certificate) to the Trustee that the holder elects to convert such Debentures. Such notice must also certify the name or names in which the certificate or certificates for shares of Common Stock which shall be issuable on such conversion shall be issued, together with the address or addresses of the person or persons so named. Each Debenture surrendered for conversion must, unless the shares issuable on conversion are to be issued in the same name as the name in which such Debenture is registered, be accompanied by instruments of transfer, in form satisfactory to the Company and the Trustee, duly executed by the holder or his or her duly authorized attorney. The notice that must be given to the Trustee may be provided by surrendering Debentures accompanied by the Letter of Transmittal provided to all record holders of the Debentures. As promptly as practicable after the surrender of such Debenture, as aforesaid, the Company will issue and deliver at the office of the Trustee to such holder, or on such holder's written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such Debenture and a check for the amount payable in lieu of any fractional share. Holders are also entitled to convert fewer than all Debentures they hold provided that any conversions are for principal amounts of Debentures in integral multiples of $1,000, in accordance with the terms of the Indenture. No payment or adjustment will be made on conversion for interest accrued on the Debentures surrendered for conversion or for dividends on Common Stock delivered on such conversion.

    THE DEBENTURES MAY BE CONVERTED INTO COMMON STOCK ONLY BY DELIVERY OF DEBENTURES, TOGETHER WITH A NOTICE AS DESCRIBED ABOVE, TO THE TRUSTEE PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 4, 1995. SINCE IT IS THE TIME OF RECEIPT, NOT THE TIME OF MAILING, THAT DETERMINES WHETHER DEBENTURES HAVE BEEN PROPERLY TENDERED FOR CONVERSION, SUFFICIENT TIME SHOULD BE ALLOWED FOR DEBENTURES SENT BY MAIL TO BE RECEIVED BY THE TRUSTEE PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 4, 1995.

    ANY DEBENTURES WHICH HAVE NOT BEEN PROPERLY PRESENTED TO THE TRUSTEE FOR CONVERSION PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 4, 1995 WILL BE AUTOMATICALLY REDEEMED AS SET FORTH ABOVE.

MANNER OF REDEMPTION

    To receive the Redemption Payment specified above for any Debentures being redeemed, the holder thereof must surrender such Debentures as follows: if by hand or by mail, Citibank, N.A., 111 Wall Street, 5th Floor, New York, NY 10043,
Attention: Corporate Trust Services; and give written notice to the Trustee in the Letter of Transmittal being mailed to holders of Debentures that the holder elects to redeem such Debentures.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion is for general information and is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the applicable regulations promulgated thereunder, and published administrative and judicial decisions, all as they exist at the date of this Prospectus. Changes in the law could affect the federal income tax consequences discussed herein below.

    Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SALE OR CONVERSION OF THE DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY CHANGES IN APPLICABLE TAX LAWS.

    For federal income tax purposes the conversion of Debentures into Common Stock will not result in a taxable gain or loss with respect to the Common Stock received, except that gain must be recognized with respect to cash received in lieu of fractional shares upon conversion. The amount of such gain will be equal to the amount of cash received less the basis attributable to such fractional shares and will be capital gain if the Debentures are capital assets in the hands of the holder. A holder's basis for the Common Stock received upon conversion of Debentures will be equal to the basis of the Debentures surrendered and, assuming that the Debentures are capital assets in the holder's hands, the holding period for that Common Stock will include the holding period for those Debentures.

    A sale of Debentures or surrender of Debentures for redemption will be a taxable transaction on which gain or loss, if any, will be recognized. The gain or loss will ordinarily be a capital gain or loss, provided the Debentures are a capital asset in the hands of the holder. The gain or loss recognized upon sale of Debentures or surrender thereof for redemption will be the difference between the holder's basis in the Debentures and the sale price or redemption price, as the case may be, received in respect thereof, exclusive of accrued interest which will be taxable as ordinary income. If a holder purchased the Debentures at below the stated redemption price at maturity, a portion of the gain may be treated as ordinary interest income as a result of the market discount provisions of the Internal Revenue Code. To the extent the Debentures converted are subject to accrued market discount not previously included in the income of the holder, the amount of the accrued market discount will carry over to the Common Stock acquired on conversion and will be taxed as ordinary income upon the subsequent disposition of the Common Stock.

    The federal income tax discussion set forth above is included for general information only. Holders should consult their tax advisors to determine particular tax consequences to them (including the application and effect of market discount and backup withholding rules, state and local income and other tax laws) prior to any conversion, sale or surrender for redemption of the Debentures. Holders who do not provide a Taxpayer Identification Number or who provide an incorrect Taxpayer Identification Number on the substitute W-9 provided in the Letter of Transmittal provided with this Prospectus may be subject to a 31% backup withholding tax and other penalties.

                              STANDBY ARRANGEMENTS

    The Company has entered into an agreement (the "Standby Agreement") with Bear, Stearns & Co. Inc. and Hambrecht & Quist LLC (the "Purchasers") pursuant to which the Purchasers have agreed, subject to certain conditions, to purchase from the Company the shares of Common Stock that otherwise would have been delivered upon conversion of Debentures that are not duly surrendered for conversion on or prior to the Conversion Expiration Date. Such shares of Common Stock will be purchased by the Purchasers at a purchase price of $22.72 per share, for an aggregate purchase price equal to the aggregate redemption payment to be made for those Debentures.

    The Purchasers may also purchase Debentures for their own accounts in the open market or otherwise on or prior to the Conversion Expiration Date and have agreed to surrender for conversion all Debentures so purchased by them and any additional Debentures beneficially owned by them.

    A maximum of 2,613,636 shares of Common Stock is subject to purchase under the Standby Agreement, which amount represents the number of shares of Common Stock issuable upon conversion of the $57,500,000 principal amount of Debentures.

    Prior to the Redemption Date, the Purchasers may offer Common Stock, including shares acquired through the purchase and conversion of Debentures, directly to the public at prices set from time to time by the Purchasers and to dealers at such prices less a selling concession to be determined by the Purchasers. Prior to the Redemption Date, it is intended that each such price when set will not exceed the greater of the last sale or current asked price of Common Stock on the Nasdaq Stock Market plus a dealer's concession, and the offering price will not be increased more than once in any calendar day. After the Redemption Date, the Purchasers may offer Common Stock at a price or prices to be determined, but which it is presently intended will be determined in conformity with the preceding sentence. Sales of Common Stock by the Purchasers may be made on the Nasdaq Stock Market, in block trades or in privately negotiated transactions.

In effecting such transactions, the Purchasers may realize profits or losses independent of their compensation described below. Any Common Stock will be offered by the Purchasers subject to receipt and acceptance by them and subject to their right to reject orders in whole or in part.

    The Company has agreed to pay the Purchasers a standby fee of $600,000, plus an amount ranging from no fee to $0.85 per share purchased by the Purchasers depending upon the number of shares issuable upon conversion of the Debentures that the Purchasers are required to purchase. In particular, if the Purchasers purchase up to 130,682 shares, no fee shall be payable; if the Purchasers purchase in excess of 130,682 shares to a maximum of 392,045 shares, a fee of $.45 per share shall be payable for each share (including the 130,682 shares referred to in the clause above) purchased; and if the Purchasers purchase in excess of 392,045 shares, a fee of $.85 per share shall be payable for each share (including the 392,045 shares referred to in the clauses above) purchased. The Purchasers have agreed in the Standby Agreement to pay the Company 50% of the amount by which the net proceeds realized by the Purchasers in the sale of shares so purchased from the Company exceeds the purchase price paid for such shares by the Purchasers; there is no such profit sharing with respect to proceeds realized by the Purchasers in the sale of shares not so purchased, including shares issued upon conversion of Debentures held by the Purchasers. The Company has agreed to reimburse the Purchasers for certain out-of-pocket expenses in connection with the transactions contemplated by the Standby Agreement and to indemnify the Purchasers against, and to provide contribution with respect to, certain liabilities under the Securities Act of 1933, as amended.

    Pursuant to the Standby Agreement, the Company has agreed that for a period of 60 days from the date of the final Prospectus relating hereto, without the prior written consent of the Purchasers, it will not issue, sell, offer or agree to sell or otherwise dispose of any shares of Common Stock (or securities convertible into or exchangeable for Common Stock), other than the (i) sale of the shares offered hereby or otherwise arising from conversion of the Debentures, (ii) issuance of shares upon the exercise of stock options and (iii) issuance of shares under the warrant granted by the Company to Intel dated August 25, 1992.

    The Purchasers have from time to time in recent years performed various investment banking and other financial advisory services for the Company, including serving as co-managers of the Public Offering, for which they have received customary compensation.

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for the Company by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the Purchasers by Latham & Watkins, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements and schedule of VLSI Technology, Inc. included in the Company's Annual Report (Form 10-K) for the year ended December 30, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR EITHER OF THE PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES OFFERED IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ----------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Available Information..........................           2
Information Incorporated by Reference..........           2
The Company....................................           3
Risk Factors...................................           5
Use of Proceeds................................           9
Price Range of Common Stock and Dividend
  Policy.......................................           9
Capitalization.................................          10
Selected Consolidated Financial Data...........          11
Business.......................................          12
Recent Developments............................          15
Redemption of Debentures and Expiration of
  Conversion Privilege.........................          16
Certain Federal Income Tax Considerations......          17
Standby Arrangements...........................          18
Legal Matters..................................          19
Experts........................................          19

                                     [LOGO]

                                2,613,636 SHARES

                                  COMMON STOCK

                                ----------------
                                   PROSPECTUS
                                ----------------

                            BEAR, STEARNS & CO. INC.
                               HAMBRECHT & QUIST

                                  JULY 6, 1995

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                             VLSI TECHNOLOGY, INC.
                       REGISTRATION STATEMENT ON FORM S-3

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various costs and expenses payable by the Company, other than underwriting discounts and commissions, with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee..............................................  $  24,221
Nasdaq Additional Listing Fee.....................................     17,500
Blue Sky Fees and Expenses........................................      7,500
Legal Fees and Expenses...........................................    105,000
Accounting Fees and Expenses......................................     35,000
Printing and Engraving............................................     45,000
Transfer Agent and Registrar Fees.................................     10,000
Miscellaneous.....................................................     15,779
                                                                    ---------
    Total.........................................................  $ 260,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has the power, pursuant to Section 145 of the Delaware General Corporation Law, to limit the liability of directors to the Company for certain breaches of fiduciary duty and to indemnify its directors, officers and other persons for certain acts. The Company's Restated Certificate of Incorporation, as amended, includes the following provision:

    "11. LIMITATION OF DIRECTORS' LIABILITY. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article 11, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article 11, shall eliminate or reduce the effect of this Article 11 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 11, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision."

    Article VI of the Bylaws of the Company provides that the Company shall indemnify certain agents of the Company against judgments, fines, settlements and other expenses arising from such person's agency relationship with the Company provided that the standard of conduct set forth therein is met. The effect of Article VI is to require that the Company provide indemnification to such agents to the maximum extent permitted by the Delaware General Corporation Law. Agents covered by this indemnification provision include current and former directors and officers of the Company, as well as persons who serve at the request of the Company as directors, officers, employees or agents of another enterprise.

    In addition, the Company has entered into indemnification agreements with each of its directors and certain of its officers. The indemnification agreements are based on the provisions of Section 145 of the Delaware General Corporation Law and attempt to provide the directors and officers of the Company with the maximum indemnification allowed under Delaware law. In certain instances, they may result in an expansion of the substantive protection available to such individuals under the Restated Certificate of Incorporation and the Bylaws.

    The  Company  currently   maintains  directors'   and  officers'   liability
insurance, but the policy does not provide coverage for liabilities arising under the Securities Act.

    Reference is also made  to Section 9 of  the Standby Agreement contained  in
Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16.  EXHIBITS

 EXHIBIT
 NUMBER    DESCRIPTION
- ---------  --------------------------------------------------------------------------------------------------------
 1.1       Form of Standby Agreement.
 2.1(1)    Plan of Liquidation and Dissolution of VISIC, Inc.
 2.2(2)    VISIC, Inc. Liquidating Trust Agreement, dated as of December 18, 1990.
 4.1(3)    Restated Certificate of Incorporation of the Company, filed September 16, 1987.
 4.2(4)    Certificate of Designation  of Rights, Preferences  and Privileges of  Series A Participating  Preferred
             Stock, filed August 12, 1992.
 4.3(4)    Certificate of Amendment of Restated Certificate of Incorporation, filed August 20, 1992.
 4.4(5)    Certificate of Amendment of Restated Certificate of Incorporation, filed May 5, 1995.
 4.5(6)    Indenture,  dated as of  May 1, 1987,  between the Company  and Citibank N.A.,  Trustee, with respect to issuance of $57,500,000 of 7% Convertible Subordinated Debentures due May 1, 2012.
 4.6(6)    Form of 7% Convertible Subordinated Debenture due May 1, 2012.
 4.7(4)    First Amended and Restated Rights Agreement, dated as of August 12, 1992, by and between the Company and the First National Bank of Boston, as Rights Agent, and Amendment No. 1 thereto dated August 24, 1992.
 4.8(4)    Warrant dated August 25, 1992 issued to Intel Corporation.
 5.1       Opinion of  Wilson,  Sonsini,  Goodrich  &  Rosati,  Professional  Corporation,  regarding  legality  of securities being registered.
23.1       Consent of Ernst & Young LLP, Independent Auditors (see page II-5).
23.2       Consent of Counsel (included in Exhibit 5.1).
24.1       Power of Attorney (see page II-4).
99.1       Form of Notice of Redemption.
99.2       Form of Letter of Transmittal.

- ------------------------
(1) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 1990.
(2) Incorporated by reference from Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1990.
(3) Incorporated by reference from Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1987.
(4) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1992.
(5) Incorporated by reference from Exhibit to the Company's Registration Statement on Form S-3 (File No 33-60049).
(6) Incorporated by reference from Exhibit to the Company's Registration Statement on Form S-3 (File No. 33-13463).

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15 hereof or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, VLSI Technology, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 5th day of July, 1995.

                                          VLSI Technology, Inc.

                                          By:        /s/  ALFRED J. STEIN

                                             -----------------------------------
                                                      Alfred J. Stein,
                                              CHAIRMAN OF THE BOARD, PRESIDENT
                                                 AND CHIEF EXECUTIVE OFFICER

    KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned does hereby constitute and appoint Gregory K. Hinckley and Thomas C. Tokos, and each of them, his lawful attorneys-in-fact, with full power of substitution and resubstitution and with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys-in-fact, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officer and directors in the capacities indicated below to this Registration Statement, to any and all amendments and supplements hereto, and to any and all instruments or documents filed as part of or in connection with such Registration Statement, and each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact, or either of them, shall do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                TITLE                DATE
- -------------------------------------------------  -------------------------  -------------
                                                   Chairman of the Board,
                                                     Chief Executive Officer
                    /s/  ALFRED J. STEIN             and President            July 5, 1995
    ----------------------------------------         (Principal Executive
                (Alfred J. Stein)                    Officer) and Director

                                                   Vice President and
                                                     Controller and Acting
                                                     Vice President, Finance
                                                     and Chief Financial      July 5, 1995
                /s/  BALAKRISHNAN S. IYER            Officer (Principal
    ----------------------------------------         Financial and
             (Balakrishnan S. Iyer)                  Accounting Officer)

                  /s/  PIERRE S. BONELLI
    ----------------------------------------       Director                   July 5, 1995
               (Pierre S. Bonelli)

                 /s/  ROBERT P. DILWORTH
    ----------------------------------------       Director                   July 5, 1995
              (Robert P. Dilworth)

                      /s/  JAMES J. KIM
    ----------------------------------------       Director                   July 5, 1995
                 (James J. Kim)

    ----------------------------------------       Director
               (Horace H. Tsiang)

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

    We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" in this Registration Statement (Form S-3) and the related Prospectus of VLSI Technology, Inc. for the registration of its common stock and to the incorporation by reference therein of our report dated January 17, 1995, with respect to the consolidated financial statements and schedule of VLSI Technology, Inc. included in its Annual Report (Form 10-K) for the year ended December 30, 1994, filed with the Securities and Exchange Commission.

                                                               ERNST & YOUNG LLP
                                                           /s/ ERNST & YOUNG LLP
San Jose, California
July 5, 1995

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION                                                                                 PAGE NUMBER
- ---------  ------------------------------------------------------------------------------------------  -----------
 1.1       Form of Standby Agreement.
 2.1(1)    Plan of Liquidation and Dissolution of VISIC, Inc.
 2.2(2)    VISIC, Inc. Liquidating Trust Agreement, dated as of December 18, 1990.
 4.1(3)    Restated Certificate of Incorporation of the Company, filed September 16, 1987.
 4.2(4)    Certificate of Designation of Rights, Preferences and Privileges of Series A Participating
             Preferred Stock, filed August 12, 1992.
 4.3(4)    Certificate of Amendment of Restated Certificate of Incorporation, filed August 20, 1992.
 4.4(5)    Certificate of Amendment of Restated Certificate of Incorporation, filed May 5, 1995.
 4.5(6)    Indenture,  dated as of May 1, 1987, between  the Company and Citibank N.A., Trustee, with respect to issuance of $57,500,000 of 7% Convertible Subordinated Debentures due May  1,
             2012.
 4.6(6)    Form of 7% Convertible Subordinated Debenture due May 1, 2012.
 4.7(4)    First  Amended and Restated Rights Agreement, dated as  of August 12, 1992, by and between the Company and the First National Bank of Boston, as Rights Agent, and Amendment No.  1
             thereto dated August 24, 1992.
 4.8(4)    Warrant dated August 25, 1992 issued to Intel Corporation.
 5.1       Opinion  of  Wilson,  Sonsini,  Goodrich  &  Rosati,  Professional  Corporation, regarding legality of securities being registered.
23.1       Consent of Ernst & Young LLP, Independent Auditors (see page II-5).
23.2       Consent of Counsel (included in Exhibit 5.1).
24.1       Power of Attorney (see page II-4).
99.1       Form of Notice of Redemption.
99.2       Form of Letter of Transmittal.

- ------------------------
(1) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 1990.
(2) Incorporated by reference from Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1990.
(3) Incorporated by reference from Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1987.
(4) Incorporated by reference from Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1992.
(5) Incorporated by reference from Exhibit to the Company's Registration Statement on Form S-3 (File No 33-60049).
(6) Incorporated by reference from Exhibit to the Company's Registration Statement on Form S-3 (File No. 33-13463).
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